Exhibit 99.5

RED WHITE & BLOOM BRANDS INC.
(formerly Tidal Royalty Corp.)

Special Meeting of Shareholders

and
Class Meeting of Holders of Series 2 Convertible Preferred Shares
to be held on Monday, November 23, 2020
at
810 - 789 West Pender Street
Vancouver, British Columbia  V6C 1H2

Notice of Special Meeting,
Notice of Class Meeting
and
Information Circular

October 26, 2020

RED WHITE & BLOOM BRANDS INC.
(formerly, Tidal Royalty Corp.)

CORPORATE DATA	Head Office Red White & Bloom Brands Inc. 810 - 789 West Pender Street Vancouver, British Columbia V6C 1H2

Directors and Officers

Brad Rogers, Chief Executive Officer and Director

Johannes (Theo) van der Linde, Chief Financial Officer, Corporate Secretary, and Director

Michael Marchese, Director

William Dawson, Director

Brendan Purdy, Director

Registrar and Transfer Agent National Securities Administrators Ltd. 760 – 777 Hornby Street Vancouver, British Columbia V6Z 1S4
Legal Counsel Gowling WLG (Canada) LLP 1600 - 100 King Street West Toronto, Ontario M5X 1G5
Auditor Smythe LLP, Chartered Professional Accountants 1700 - 475 Howe St. Vancouver, British Columbia V6C 2B3
Listings Canadian Securities Exchange - Symbol “RWB” OTC – Symbol “RWBYF”

RED WHITE & BLOOM BRANDS INC.
(formerly, Tidal Royalty Corp.)
810 - 789 West Pender Street
Vancouver, British Columbia  V6C 1H2

NOTICE OF SPECIAL MEETING OF
HOLDERS OF COMMON SHARES AND
HOLDERS OF SERIES 2 CONVERTIBLE PREFERRED SHARES

NOTICE IS HEREBY GIVEN that the special meeting (the “Special Meeting”) of the holders (the “Common Shareholders”) of common shares (the “Common Shares”) of Red White & Bloom Brands Inc. (the “Company”) and the holders (the “Series 2 Shareholders”, and collectively with the Common Shareholders, the “Shareholders”) of Series 2 Convertible Preferred Shares (the “Series 2 Preferred Shares”) of the Company will be held in the boardroom at 810 - 789 West Pender Street, Vancouver, British Columbia V6C 1H2, on Monday, November 23, 2020 at the hour of 10:00 a.m. (Vancouver time), for the following purposes:

1.To consider and, if thought fit, to approve, subject to regulatory approval, a special resolution authorizing the Company to alter the articles of the Company to change the conversion date of the Series 2 Preferred Shares such that each Series 2 Shareholder shall be entitled to convert any whole number of Series 2 Preferred Shares into validly issued, fully paid and non-assessable Shares on any business day after the thirteen month anniversary of the date upon which the Series 2 Preferred Shares were issued by the Company (the “Initial Issuance Date”) and prior to the two year anniversary of the Initial Issuance Date; and

2.To transact such further or other business as may properly come before the Special Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Special Meeting is the Company’s Management Information Circular, a form of proxy on the white sheet (the “Proxy”) or voting instruction form (as applicable). The accompanying Information Circular provides information relating to the matters to be addressed at the Special Meeting and is incorporated into this Notice of Special Meeting.

Shareholders are entitled to vote at the Special Meeting either in person or by proxy. Those who are unable to attend the Special Meeting are requested to read the notes to the enclosed form of Proxy and then to, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice of Special Meeting.

DATED at Vancouver, British Columbia, this 26th day of October, 2020.

BY ORDER OF THE BOARD

(signed) “Brad Rogers”
Brad Rogers
Chief Executive Officer

RED WHITE & BLOOM BRANDS INC.
(formerly, Tidal Royalty Corp.)
810 - 789 West Pender Street
Vancouver, British Columbia  V6C 1H2

NOTICE OF CLASS MEETING OF HOLDERS OF
SERIES 2 CONVERTIBLE PREFERRED SHARES

NOTICE IS HEREBY GIVEN that the class meeting (the “Class Meeting”) of the holders (the “Series 2 Shareholders”) of Series 2 Convertible Preferred Shares (the “Series 2 Preferred Shares”) of Red White & Bloom Brands Inc. (the “Company”) and will be held in the boardroom at 810 - 789 West Pender Street, Vancouver, British Columbia  V6C 1H2, on Monday, November 23, 2020 at the hour of 10:00 a.m. (Vancouver time), for the following purposes:

1.To consider and, if thought fit, to approve, subject to regulatory approval, a separate special resolution authorizing the Company to alter the articles of the Company to change the conversion date of the Series 2 Preferred Shares such that each Series 2 Shareholder shall be entitled to convert any whole number of Series 2 Preferred Shares into validly issued, fully paid and non-assessable common shares (the “Common Shares”) of the Company on any business day after the thirteen month anniversary of the date upon which the Series 2 Preferred Shares were issued by the Company (the “Initial Issuance Date”) and prior to the two year anniversary of the Initial Issuance Date; and

2.To transact such further or other business as may properly come before the Class Meeting or any adjournment or adjournments thereof.

Only holders of record of Series 2 Preferred Shares at the close of business on October 23, 2020 are entitled to vote on the matters to be considered at the Class Meeting. The Class Meeting will be held at the same time and place as the special meeting (the “Special Meeting”) of the holders of Common Shares and Series 2 Preferred Shares for the purposes set out in the accompanying Notice of Special Meeting.

Accompanying this Notice of Class Meeting is the Company’s Management Information Circular, a form of proxy on the blue sheet (the "Series 2 Proxy") or voting instruction form (as applicable). The accompanying Information Circular provides information relating to the matters to be addressed at the Class Meeting and is incorporated into this Notice of Class Meeting.

Series 2 Shareholders are entitled to vote at the Class Meeting either in person or by proxy. Those who are unable to attend the Class Meeting are requested to read the notes to the enclosed Series 2 Proxy and then to, complete, sign and mail the enclosed form of Series 2 Proxy in accordance with the instructions set out in the Series 2 Proxy and in the Information Circular accompanying this Notice of Class Meeting.

DATED at Vancouver, British Columbia, this 26th day of October, 2020.

BY ORDER OF THE BOARD

(signed) “Brad Rogers”
Brad Rogers
Chief Executive Officer

RED WHITE & BLOOM BRANDS INC.
(formerly, Tidal Royalty Corp.)
810 - 789 West Pender Street
Vancouver, British Columbia  V6C 1H2

INFORMATION CIRCULAR

(Containing information as at October 26, 2020 unless indicated otherwise)

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF RED WHITE & BLOOM BRANDS INC. (the “Company”) for use at:

(1) the special meeting (the "Special Meeting") of the holders (the “Common Shareholders”) of common shares (the “Common Shares”) of the Company and holders (the “Series 2 Shareholders”, and collectively with the Common Shareholders, the “Shareholders”) of Series 2 Convertible Preferred Shares (the “Series 2 Preferred Shares”, and collectively with the Common Shares, the “Shares”) of the Company (and any adjournment thereof); and

(2) the class meeting (the “Class Meeting”) of the Series 2 Shareholders (and any adjournment thereof),

(collectively, the “Meetings”),

TO BE HELD ON MONDAY, NOVEMBER 23, 2020 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF SPECIAL MEETING AND NOTICE OF CLASS MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying forms of Proxy or Series 2 Proxy (collectively, the “Proxies”) are Brad Rogers, the Chief Executive Officer and a director of the Company and Johannes (Theo) van der Linde, Chief Financial Officer and Corporate Secretary and a director of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETINGS HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORMS OF PROXIES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORMS OF PROXIES OR BY COMPLETING ANOTHER FORM OF PROXY. Proxies will not be valid unless the applicable completed forms of proxies is received by National Securities Administrators Ltd., 760 - 777 Hornby Street, Vancouver, British Columbia  V6Z 1S4 (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meetings or any adjournment thereof.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Company, at 810 - 789 West Pender Street, Vancouver, British Columbia  V6C 1H2, at any time up to and including the last business day preceding the day of the Meetings or if adjourned, any reconvening thereof, or to the Chairman of the Meetings on the day of the Meetings or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meetings. A substantial number of Shareholders of the Company are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders may vote at the Meetings. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in such Shareholder’s name on the records of the Company. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meetings.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meetings. Often the Proxies supplied to a Beneficial Shareholder by its broker is identical to the Proxies provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meetings. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Shares directly at the Meetings. The VIF must be returned to Broadridge (or instructions respecting the voting of Shares must be communicated to Broadridge) well in advance of the Meetings in order to have the Shares voted.

This Information Circular and accompanying materials are being sent to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories –

those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Shares on your behalf.

The Company has not adopted the notice and access procedure described in NI 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations to distribute its proxy-related materials to the registered Shareholders and Beneficial Shareholders.

Management of the Company does not intend to pay for intermediaries to forward to OBOs (who have not otherwise waived their right to receive proxy-related materials) under NI 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary. Accordingly, an OBO will not receive the materials unless the OBO’s intermediary assumes the costs of delivery.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. By choosing to send these materials to you directly, the Company (and not the intermediary holding Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO of the Company, you can expect to receive a scannable VIF from the Transfer Agent. Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. The Transfer Agent will tabulate the results of the VIFs received from the Company’s NOBOs and will provide appropriate instructions at the Meetings with respect to the Shares represented by the VIFs they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meetings for the purposes of voting Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meetings as proxyholder for the registered Shareholder and vote the Shares or Series 2 Preferred Shares in that capacity. Beneficial Shareholders who wish to attend the Meetings and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the VIF provided to them and return the same to their broker (or the broker’s agent) or Broadridge in accordance with the instructions provided by such broker or Broadridge.

All references to Shareholders in this Information Circular and the accompanying form of Proxies and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

Shares represented by properly executed proxies in favor of persons designated in the enclosed forms of proxies WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETINGS

AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE APPLICABLE FORMS OF PROXIES.

The respective Shares represented by applicable Proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the applicable forms of Proxies, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED.

The enclosed forms of Proxies when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meetings. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meetings or any further or other business is properly brought before the Meetings, it is the intention of the persons designated in the enclosed forms of Proxies to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meetings.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at October 23, 2020, the Company’s authorized share structure consists of an unlimited number of common shares (the “Shares”) and an unlimited number of Preferred shares without par value, of which an unlimited number are designated as Series 1 Convertible Preferred Shares (the “Series 1 Shares”) and an unlimited number are designated as Series 2 Convertible Preferred Shares (the “Series 2 Preferred Shares”). As at October 23, 2020, there were 185,771,886 Shares issued and outstanding, 3,181,250 Series 1 Shares issued and outstanding and 112,540,549 Series 2 Preferred Shares issued and outstanding. Each Share in the capital of the Company carry the right to one vote. Each Series 2 Preferred Share shall entitle the holder thereof to cast such number of votes as is equal to the number of Shares into which it is convertible.

Shareholders registered as at October 23, 2020 are entitled to attend and vote at the Meetings. Shareholders who wish to be represented by proxy at the Meetings must, to entitle the person appointed by the applicable Proxies to attend and vote, deliver their respective Proxies at the place and within the time set forth in the notes to the applicable Proxies.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Shares.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or executive officers of the Company, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has since the commencement of the Company's most recently completed financial year had any material interest, direct or indirect, in any transaction which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, except that if the Alteration (as defined below) is approved and completed, the Series 2 Preferred Shares held by such persons will be subject to the Alteration. Such persons will not receive any extra or special benefit or advantage not shared on a proportionate basis by all Series 2 Shareholders.

MANAGEMENT CONTRACTS

Other than as disclosed below, no Management functions of the Company are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

The Company entered into a management agreement (the “Management Contract”) with Pender Street Corporate Consulting Ltd. (“PSCC”) of 810 - 789 West Pender Street, Vancouver, British Columbia  V6C 1H2 dated for reference January 1, 2018, and subsequently assigned to Partum Advisory Services Corp. (“Partum”) on April 3, 2019, as amended on April 1, 2020 to provide certain corporate, accounting and administrative services to the Company in accordance with the terms of the Management Contract for a monthly fee of $6,000 plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company. The Management Contract is for an initial term of 12 months, to be automatically renewed for further 12 month periods, unless either party gives 90 days’ notice of non-renewal, in which case the Management Contract will terminate. The Management Contract can be terminated by either party on 90 days’ written notice. It can also be terminated by the Company for cause without prior notice or upon the mutual consent in writing of both parties. If there is a take-over or change of control of the Company resulting in the termination of the Management Agreement, Partum is entitled to receive an amount equal to six months of fees payable as a lump sum payment due on the day after the termination date.

Partum was not indebted to the Company during the Company’s last completed financial year, and the Management Contract remains in effect.

During the most recently completed financial year, the Company paid or accrued a total $563,916 in corporate, accounting and administrative service fees.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Alteration of Articles to Change the Conversion Date of the Series 2 Preferred Shares

Series 2 Preferred Shares

The Company is authorized to issue an unlimited number of Series 2 Preferred Shares, which rank senior to the Common Shares and the Series 1 Shares. Each Series 2 Preferred Share shall be convertible into one validly issued, fully paid and non-assessable Common Share on the terms and conditions set out in the Company’s constating documents. Each Series 2 Preferred Share is convertible into one Common Share any time after the date that is seven months after the date upon which the Series 2 Preferred Shares were issued by the Company (the “Initial Issuance Date”) and before the two year anniversary of the Initial Issuance Date.

Holders of Series 2 Preferred Shares (the “Series 2 Shareholders”) shall be treated for all purposes as the record holder or holders of such underlying Common Shares on the date on which the Series 2 Preferred Shares are converted.

Series 2 Shareholders shall have voting rights and are entitled to vote on a matter with holders of Shares (and Series 1 Shares if required by law or otherwise entitled to vote with the holders of Shares), voting together as one class. Each Series 2 Preferred Share shall entitle the holder thereof to cast that number of votes per share as is equal to the number of Common Shares into which it is then convertible using the record date for determining the shareholders of the Company eligible to vote on such matters as the date as of which the Series 2 Share Conversion Rate (as defined in the Company’s constating documents) is calculated. Series 2 Shareholders shall be entitled to written notice of all shareholder meetings or written consents (and copies of proxy materials and other information sent to shareholders), which notice shall be provided pursuant to the Company’s articles and applicable law.

Series 2 Shareholders shall be entitled to receive, and the Company shall pay thereon, a fixed dividend equal to 5.0% per annum, calculated monthly and payable in Series 2 Preferred Shares. Upon conversion of Series 2 Preferred Shares, the dividend shall be calculated pro rata as at the most recently completed month prior to the Series 2 Share Conversion Date (as defined in the Company’s constating documents). Series 2 Shareholders shall be entitled to receive such dividends paid and distributions made to the holders of the Common Shares to the same extent as if such Series 2 Shareholders had converted each Series 2 Preferred Share held by them into Common Shares and had held such Common Shares on the record date for such dividends and distributions. Payment under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Shares. The Company will be entitled to deduct and withhold from any dividends paid in respect of Series 2 Preferred Shares, and to otherwise recover from the Series 2 Shareholder the full amount of taxes or other additional amounts required to be deducted or withheld by the Company under applicable laws.

The Company has issued an aggregate of 112,540,549 Series 2 Preferred Shares, including 108,726,349 Series 2 Preferred Shares issued in connection with the business combination transaction which completed on April 24, 2020 involving the Company and MichiCann Medical Inc., 1,475,000 Series 2 Preferred Shares issued in connection with the exercise of stock options, 2,339,200 Series 2 Preferred Shares issued in connection with the debt settlement transaction with PharmaCo Inc.

Alteration of Articles

The board of directors of the Company (the “Board”) has determined that it would be in the best interests of the Company and the Shareholders to alter the articles of the Company to change the conversion date of the Series 2 Preferred Shares such that each holder of a Series 2 Preferred Share shall be entitled to convert any whole number of Series 2 Preferred Shares into validly issued, fully paid and non-assessable Common Shares on any business day after the thirteen month anniversary of the Initial Issuance Date and prior to the two year anniversary of the Initial Issuance Date (the “Alteration”)

After careful consideration of, among other things, the advice of its professional advisors, the Board believes that the holders of Common Shares, the holders of Series 2 Preferred Shares and the Company as a whole will each benefit from the Alteration as it will allow the Company more time to build investor awareness in the Company which will allow for a more orderly market for the Common Shares when the Series 2 Preferred Shares are convertible.

Forms of Special Resolutions

The Shareholders will be asked to pass the following special resolution:

“RESOLVED, as a special resolution of the holders of common shares of the Company and holders of Series 2 Convertible Preferred Shares of the Company, that:

1.The articles of the Company be altered such that the conversion date of the Series 2 Convertible Preferred Shares (the “Series 2 Preferred Shares”) of the Company referred to in Subsection 4(a) and Paragraph 4(c)(i) of Appendix “A” - Statement of Terms of Series 2 Convertible Preferred Shares, be altered such that each holder of a Series 2 Preferred Share shall be entitled to convert any whole number of Series 2 Preferred Shares into validly issued, fully paid and non-assessable common shares of the Company on any business day after the thirteen month anniversary of the Initial Issuance Date and prior to the two year anniversary of the Initial Issuance Date by replacing the words “seven month anniversary of the Initial Issuance Date” with “the thirteen month anniversary of the Initial Issuance Date” (the “Alteration”).

2.The board of directors of the Company is hereby authorized at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company.

3.Any one director or officer of the Company (an “Authorized Signatory”) be and is hereby authorized and directed to execute and deliver and file all such notices, documents and instruments, and to do such further acts, as he or she in his or her discretion may deem necessary to effect the Alteration, including applying for prior consent of the Canadian Securities Exchange.

4.Any one Authorized Signatory, signing alone, is authorized to execute and deliver all such documents and instruments and to do such further acts, as may be necessary to give fill effect to these resolutions, or as may be required to carry out the full intent and meaning thereof.”

Additionally, Series 2 Shareholders, voting as a separate class, will be asked to pass the following special separate resolution:

“RESOLVED, as a special resolution of the holders of Series 2 Convertible Preferred Shares of the Company, voting as a separate class, that:

1.The articles of the Company be altered such that the conversion date of the Series 2 Convertible Preferred Shares of the Company (the “Series 2 Preferred Shares”) referred to in Subsection 4(a) and Paragraph 4(c)(i) of Appendix “A” - Statement of Terms of Series 2 Convertible Preferred Shares, be altered such that each holder of a Series 2 Preferred Share shall be entitled to convert any whole number of Series 2 Preferred Shares into validly issued, fully paid and non-assessable common shares of the Company on any business day after the thirteen month anniversary of the Initial Issuance Date and prior to the two year anniversary of the Initial Issuance Date by replacing the words “seven month anniversary of the Initial Issuance Date” with “the thirteen month anniversary of the Initial Issuance Date” (the “Alteration”).

2.The board of directors of the Company is hereby authorized at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company.

3.Any one director or officer of the Company (an “Authorized Signatory”) be and is hereby authorized and directed to execute and deliver and file all such notices, documents and instruments, and to do such further acts, as he or she in his or her discretion may deem necessary to effect the Alteration, including applying for prior consent of the Canadian Securities Exchange.

4.Any one Authorized Signatory, signing alone, is authorized to execute and deliver all such documents and instruments and to do such further acts, as may be necessary to give fill effect to these resolutions, or as may be required to carry out the full intent and meaning thereof.”

The Board unanimously recommends that the shareholders vote in favor of the special resolutions. If named as proxy, the management designees of Company intend to vote the Shares represented by such applicable Proxies at the Meetings in favor of the approval of the special resolutions, unless otherwise directed in the accompanying forms of Proxies.

In order to be effected, the Alteration must be approved by:

(1)two-thirds (2/3) of the votes cast by the Common Shareholders and Series 2 Shareholders present in person or represented by proxy at the Special Meeting, voting together; and

(2)two-thirds (2/3) of the votes cast by the Series 2 Shareholders present in person or represented by proxy at the Class Meeting, voting as a separate class.

AUDITORS

On August 20, 2020, Manning Elliott, the former auditors of the Company, resigned at the request of the Board of Directors. The Board of Directors appointed Smythe as auditors of the Company effective August 20, 2020 to fill the vacancy created thereby. Copies of the Company’s Notice of Change of Auditor and each of the letters provided by  Manning  Elliott  and  Smythe  in  response  (collectively,  the  “Reporting  Package”) are attached as Appendix “A” to this Information Circular and have been filed on SEDAR. The Reporting Package has been reviewed and approved by the Board of Directors of the Company.

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meetings other than those referred to in the Notice of Special Meeting and Notice of Class Meeting accompanying this Information Circular. However, if any other matters properly come before the Meetings, it is the intention of the persons named in the forms of Proxies accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 810 - 789 West Pender Street, Vancouver, British Columbia  V6C 1H2. Financial information is provided in the Company’s comparative annual financial statements and MD&A for its most recently completed financial year.

APPENDIX “A”
REPORTING  PACKAGE

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